

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Mr. John F. Thero
President and Principal Financial Officer
Amarin Corporation plc
2 Pembroke House, Upper Pembroke Street 28-32
Dublin 2, Ireland

> **Re:** **Amarin Corporation plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 0-21392**

Dear Mr. Thero:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Andrew Mew

                                        Andrew Mew
                                        Accounting Branch Chief